I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

        [ ] Merger

        [X] Liquidation

        [ ] Abandonment of  Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [ ] Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.   Name of fund:  Prudential  Unit Trust  National  Municipal  Trust  Discount
     Series

3.   Securities and Exchange Commission File No.: 811-2568

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [ ] Initial Application           [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         Prudential Equity Group, LLC
         100 Mulberry Street
         Gateway Center Three
         Newark, New Jersey 07102

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Philip A. Heimowitz, Esq.
         Cahill Gordon & Reindel LLP
         80 Pine Street
         New York, New York 10005-1702
         (212) 701-3484

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        Linda Hayes
        JPMorgan Chase Bank
        14201 Dallas Parkway
        11th Floor
        Dallas, Texas 75254-2917

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

      [ ] Management company;

      [X] Unit investment trust; or

      [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

      [ ] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         N/A

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         N/A

13.  If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

                  Prudential Equity Group, LLC
                  100 Mulberry Street
                  Gateway Center Three
                  Newark, New Jersey 07102

         (b)      Trustee's name(s) and address(es):

                  JPMorgan Chase Bank
                  14201 Dallas Parkway
                  11th Floor
                  Dallas, Texas 75254-2917

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ] Yes [X] No

If Yes, for each UIT state: Name(s): . File No.: 811- __________
     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [ ] Yes [X] No

       If Yes, state the date on which the board vote took place:
             If No, explain:

     A unit investment trust does not have a board of directors. Liquidation was made pursuant to the provisions of the Trust Indenture and Agreement.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [ ] Yes [X] No

       If Yes, state the date on which the shareholder vote took place:
             If No, explain:

     Liquidation was made pursuant to the provisions of the Trust Indenture and Agreement which does not require shareholder approval.

II.   Distributions to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X] Yes [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

811-2568

Name of Trust:                                                  Final Asset
                                                              Distribution Date:


NMT Special First Combined Discount Series                          8/12/96
NMT Special Trust Discount Series 2                                 8/03/00
NMT Special Trust Discount Series 3                                 8/21/98
NMT Special Trust Discount Series 4                                12/31/92
NMT Special Trust Discount Series 5                                12/31/92
NMT Special Trust Discount Series 6                                 7/12/94
NMT Special Trust Discount Series 7                                 7/12/94
NMT Special Trust Discount Series 8                                 8/03/00
NMT Special Trust Discount Series 9                                 2/17/95
NMT Special Trust Discount Series 10                               11/15/93
NMT Special Trust Discount Series 11                                9/07/93
NMT Special Trust Discount Series 12                               11/15/93
NMT Special Trust Discount Series 13                               11/25/93
NMT Special Trust Discount Series 14                                2/16/94
NMT Special Trust Discount Series 15                                8/15/94
NMT Special Trust Discount Series 16                                7/12/94
NMT Special Trust Discount Series 17                                7/12/94
NMT Special Trust Discount Series 18                                2/23/96
NMT Special Trust Discount Series 19                                2/17/95
NMT Special Trust Discount Series 20                                2/17/95
NMT Special Trust Discount Series 21                                8/03/95
NMT Special Trust Discount Series 22                               10/22/96
NMT Special Trust Discount Series 23                                8/03/95
NMT Special Trust Discount Series 24                                8/03/95
NMT Special Trust Discount Series 25                                8/12/96
NMT Special Trust Discount Series 26                                7/02/96
NMT Special Trust Discount Series 27                                2/23/96
NMT Special Trust Discount Series 28                               12/25/95
NMT Special Trust Discount Series 29                               12/25/95
NMT Special Trust Discount Series 30                                2/23/96
NMT Special Trust Discount Series 31                               12/25/95
NMT Special Trust Discount Series 32                                8/03/95
NMT Special Trust Discount Series 33                                5/29/98
NMT Special Trust Discount Series 34                                4/10/96
NMT Special Trust Discount Series 35                                2/28/97
NMT Special Trust Discount Series 36                                2/23/96
NMT Special Trust Discount Series 37                                5/16/96
NMT Special Trust Discount Series 38                                4/23/98
NMT Special Trust Discount Series 39                               10/22/96
NMT Special Trust Discount Series 40                                7/12/00
NMT Special Trust Discount Series 41                               12/31/98
NMT Special Trust Discount Series 42                                5/16/96
NMT Special Trust Discount Series 43                                3/16/00


     (b)  Were the distributions made on the basis of net assets?

        [X] Yes [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

        [X] Yes [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:
     Were any distributions to shareholders made in kind?

        [ ] Yes [X] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

        [ ] Yes [ ] No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

        [X] Yes [ ] No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

        None

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ] Yes [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

        [ ] Yes [X] No

      If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

        [ ] Yes [ ] No


21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ] Yes [X] No

      If Yes,

          (a) Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)  Legal expenses: None

          (ii) Accounting expenses: None

          (iii)Other  expenses  (list  and  identify  separately):


811-2568


Name of Trust:                                                Other Expenses:             Description:

1. NMT  Special First Combined Discount Series                 $ (146.30)                 FINAL TRUSTEE COMMISSION

2. NMT Special Trust Discount Series 2                          $ (33.13)                 VENDOR POSTAGE/STATIONERY 1999 1099'S SUB
                                                                $ (25.98)                 VENDOR  POSTAGE/QUAL ASSUR/PRT/PRESORT
                                                                $ (32.99)                 VENDOR POSTAGE/QUAL ASSUR/PRINT/PRESORT
                                                                $ (27.28)                 VENDOR
                                                                $ (19.59)                 PRINTING CHARGES ADP AUGUST 2000
                                                                $ (80.36)                 PRINTING CHG ENCLOSURE JULY- AUG
                                                               $ (152.26)                 SPONSOR FEE FOR 12/31/2000
                                                               $ (192.28)                 VENDOR  ANNUAL REPORTS
                                                                $ (45.54)                 VENDOR  ANNUAL REPORTS
                                                                 $ (4.62)                 PST DEC 2000 MISC MAIL

3. NMT Special Trust Discount Series 3                          $ (20.98)                 VENDOR POSTAGE/ENV/PRESORT CHARGES JULY 9
                                                                 $ (9.78)                 VENDOR  POST OFFICE/SPECIAL PROGRAM CHARGE
                                                                $ (71.45)                 VENDOR
                                                                $ (19.49)                 VENDOR
                                                                 $ (6.06)                 VENDOR  ACI IMAGING CHARGES
                                                                $ (11.08)                 VENDOR  PRESORT CHARGES JAN THRU JULY 98
                                                                $ (45.76)                 PST MISC MAILINGS 8/98
                                                                 $ (2.53)                 PRINTING TERMINATION ENC AUG 98
                                                                 $ (9.92)                 POSTAGE/2ND TERMINATION MAILING 10/98
                                                                $ (71.87)                 PRINTING/TERM CHARGES CKS/FORMS
                                                                $ (24.10)                 VENDOR  1099 CHARGES/CK STATEMENT CHARGES
                                                                $ (61.20)                 VENDOR  ANNUAL REPORTS
                                                               $ (244.80)                 VENDOR  ANNUAL REPORTS
                                                                $ (18.99)                 ANNUAL REPORT MAILINGS ADP 1998
                                                                 $ (2.11)                 VENDOR  ANNUAL REPORTS

4. NMT Special Trust Discount Series 4                          $ (55.21)                 EVALUATOR FEES TO 10/31/92
                                                               $ (168.00)                 TRUSTEE COMMISSION TO 10/26/92
                                                                $ (44.88)                 ENCLOSURE MAILING
                                                               $ (485.84)                 TRUSTEE EXPENSES TO 12/30/92
                                                                $ (73.98)                 ENCLOSURE MAILING EXPENSE
                                                               $ (437.10)                 1992 ANNUAL REPORT COST

5. NMT Special Trust Discount Series 5                          $ (89.72)                 EVALUATOR FEES TO 10/31/92
                                                                $ (76.15)                 TRUSTEE COMMISSION TO 10/26/92
                                                                $ (36.36)                 ENCLOSURE MAILING
                                                                $ (31.46)                 TRUSTEE COMMISSION TO 10/26/92
                                                              $(1,938.36)                 TRUSTEE COMMISSION TO 10/26/92
                                                               $ (512.25)                 TRUSTEE EXPENSES TO 12/30/92
                                                                $ (60.48)                 ENCLOSURE MAILING EXPENSE
                                                               $ (489.14)                 1992 ANNUAL REPORT COST
                                                              $(3,466.03)                 SPONSOR FEE TO 12/31/92

6. NMT Special Trust Discount Series 6                          $ (28.58)                 VENDOR
                                                                $ (20.19)                 VENDOR
                                                                $ (75.98)                 JUNE 1994 POSTAGE
                                                                 $ (4.89)                 CERTIFICATE CHARGES
                                                               $ (155.47)                 VENDOR - PRINT ANNUAL REPORTS
                                                                $ (81.54)                 VENDOR - MAIL ANNUAL REPORTS
                                                                 $ (3.24)                 ENCLOSURE MAILINGS

7. NMT Special Trust Discount Series 7                          $ (35.72)                 VENDOR
                                                                $ (35.64)                 VENDOR
                                                               $ (135.14)                 JUNE 1994 POSTAGE
                                                               $ (251.94)                 VENDOR - PRINT ANNUAL REPORTS
                                                               $ (139.71)                 VENDOR - MAIL ANNUAL REPORTS
                                                                 $ (5.94)                 ENCLOSURE MAILINGS


8. NMT Special Trust Discount Series 8                          $ (84.05)                 VENDOR  POSTAGE/STATIONERY 1999 1099'S SUB
                                                                $ (51.45)                 VENDOR  POSTAGE/QUAL ASSUR/PRT/PRESORT
                                                                $ (65.33)                 VENDOR  POSTAGE/QUAL ASSUR/PRINT/PRESORT
                                                                 $ (9.09)                 VENDOR
                                                                $ (36.40)                 PRINTING CHARGES ADP AUGUST 2000
                                                               $ (193.85)                 PRINTING CHG ENCLOSURE JULY- AUG
                                                               $ (259.21)                 SPONSOR FEE FOR 12/31/2000
                                                                $ (22.68)                 VENDOR  ANNUAL REPORTS
                                                                $ (95.76)                 VENDOR  ANNUAL REPORTS
                                                                $ (18.48)                 PST DEC 2000 MISC MAIL
                                                                 $ (2.95)                 VENDOR
                                                                $ (35.91)                 VENDOR
                                                                 $ (0.98)                 VENDOR

9. NMT Special Trust Discount Series 9                          $ (27.28)                 VENDOR
                                                                $ (18.06)                 VENDOR - DECEMBER'S POSTAGE EXPENSE
                                                                $ (39.68)                 ENCLOSURE MAILINGS
                                                                $ (39.68)                 ENCLOSURE MAILINGS
                                                                $ (44.90)                 PRUDENTIAL MAILINGS
                                                               $ (225.94)                 1995 ANNUAL REPORT CHARGES

10. NMT Special Trust Discount Series 10                       $ (122.38)                 COVERING POSTAGE FOR OCTOBER 93
                                                                $ (22.08)                 EVALUATOR FEE
                                                                $ (52.92)                 ENCLOSURE MAILING
                                                               $ (106.27)                 VENDOR DISTRIBUTION CHECKS
                                                                 $ (0.01)                 VENDOR TELEPHONE EXPENSES
                                                               $ (182.99)                 VENDOR POSTAGE
                                                                $ (76.31)                 VENDOR TELEPHONE EXPENSES
                                                                 $ (1.07)                 VENDOR TELEPHONE EXPENSES
                                                               $ (113.80)                 VENDOR MAIL ANNUAL REPORTS
                                                               $ (273.95)                 VENDOR PRINT ANNUAL REPORTS
                                                                 $ (7.06)                 VENDOR PRINT ANNUAL REPORTS

11. NMT Special Trust Discount Series 11                         $ (0.52)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

12. NMT Special Trust Discount Series 12                        $ (16.56)                 EVALUATOR FEE
                                                               $ (140.65)                 COVERING POSTAGE FOR OCTOBER 93
                                                                $ (64.26)                 ENCLOSURE MAILING
                                                                 $ (0.98)                 VENDOR TELEPHONE EXPENSES
                                                                 $ (0.01)                 VENDOR TELPHONE  EXPENSES
                                                                $ (69.90)                 VENDOR TELEPHONE EXPENSES
                                                               $ (167.63)                 VENDOR POSTAGE
                                                                $ (97.35)                 VENDOR DISTRIBUTION CHECKS
                                                                 $ (2.68)                 ENCLOSURE MAILING
                                                               $ (136.68)                 VENDOR MAIL ANNUAL REPORTS
                                                               $ (329.63)                 VENDOR PRINT ANNUAL REPORTS
                                                                 $ (8.29)                 VENDOR PRINT ANNUAL REPORTS

13. NMT Special Trust Discount Series 13                        $ (20.46)                 EVALUATOR FEE FOR JAN 1994
                                                                $ (36.16)                 ENCLOSURE MAILINGS
                                                                 $ (7.52)                 VENDOR PRINT ANNUAL REPORTS
                                                                $ (43.10)                 ENCLOSURE MAILING
                                                               $ (100.08)                 VENDOR
                                                                $ (38.44)                 SPONSOR ANNUAL REPORT MAILINGS
                                                                 $ (9.39)                 TAX REPORTIONG BILL PRU PROXY
                                                                 $ (4.04)                 ENCLOSURE MAILING
                                                                $ (96.57)                 POSTAGE FOR AUGUST 1994
                                                                $ (95.28)                 VENDOR MAIL ANNUAL REPORTS
                                                               $ (179.31)                 VENDOR PRINT ANNUAL REPORTS
                                                                $ (73.50)                 ENCLOSURE MAILINGS

14. NMT Special Trust Discount Series 14                        $ (13.64)                 EVALUATOR FEE FOR JAN 1994
                                                                $ (11.15)                 VENDOR PRINT ANNUAL REPORTS
                                                                $ (43.46)                 ENCLOSURE MAILING
                                                                $ (93.73)                 VENDOR
                                                                $ (44.92)                 SPONSOR ANNUAL REPORT MAILINGS
                                                                $ (10.97)                 TAX REPORTIONG BILL PRU PROXY
                                                                 $ (4.38)                 ENCLOSURE MAILING
                                                                $ (31.32)                 ENCLOSURE MAILING
                                                                 $ (5.06)                 ENCLOSURE MAILING
                                                                $ (89.13)                 VENDOR MAIL ANNUAL REPORTS
                                                               $ (165.57)                 VENDOR PRINT ANNUAL REPORTS
                                                                $ (73.50)                 ENCLOSURE MAILINGS

15. NMT Special Trust Discount Series 15                        $ (25.98)                 VENDOR
                                                                $ (27.15)                 VENDOR
                                                                $ (27.92)                 VENDOR JUNE PST EXP
                                                                $ (12.50)                 VENDOR TELPHONE EXP
                                                                 $ (6.35)                 CERTIFICATE CHARGES
                                                               $ (108.89)                 VENDOR MAIL ANNUAL REPORTS
                                                               $ (200.69)                 VENDOR PRINT ANNUAL REPORTS
                                                                $ (65.46)                 ENCLOSURE MAILINGS

16. NMT Special Trust Discount Series 16                        $ (35.72)                 VENDOR
                                                                $ (28.15)                 VENDOR MAY PST EXP
                                                               $ (106.43)                 JUNE 1994 POSTAGE
                                                               $ (110.49)                 VENDOR MAIL ANNUAL REPORTS
                                                               $ (202.36)                 VENDOR PRINT ANNUAL REPORTS
                                                                 $ (4.86)                 ENCLOSURE MAILINGS
                                                                 $ (6.26)                 PRUDENTIAL A R MAILINGS

17. NMT Special Trust Discount Series 17                        $ (28.58)                 VENDOR
                                                                $ (20.65)                 VENDOR MAY PST EXP
                                                                $ (80.04)                 JUNE 1994 POSTAGE
                                                               $ (153.11)                 VENDOR PRINT ANNUAL REPORTS
                                                                $ (79.75)                 VENDOR MAIL ANNUAL REPORTS
                                                                $ (61.02)                 ENCLOSURE MAILINGS

18. NMT Special Trust Discount Series 18                       $ (104.25)                 VENDOR  ANNUAL REPORT
                                                               $ (227.92)                 VENDOR ANNUAL  REPORT
                                                                 $ (4.70)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (1.57)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (50.63)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

19. NMT Special Trust Discount Series 19                        $ (34.10)                 VENDOR
                                                                $ (18.22)                 VENDOR DECEMBER'S POSTAGE EXPENSE
                                                                $ (51.59)                 ENCLOSURE MAILINGS
                                                                 $ (3.25)                 VENDOR
                                                                $ (41.10)                 ENCLOSURE MAILINGS
                                                                $ (10.49)                 ENCLOSURE MAILING
                                                                $ (54.81)                 PRUDENTIAL A R MAILINGS
                                                               $ (234.26)                 1995 ANNUAL REPORT CHARGES

20. NMT Special Trust Discount Series 20                         $ (6.82)                 VENDOR
                                                                $ (21.40)                 VENDOR DECEMBER'S POSTAGE EXPENSE
                                                                $ (51.53)                 ENCLOSURE MAILINGS
                                                                $ (52.10)                 ENCLOSURE MAILING
                                                                $ (62.65)                 PRUDENTIAL A R MAILINGS
                                                               $ (262.57)                 1995 ANNUAL REPORT CHARGES
                                                                 $ (5.22)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1995
                                                                $ (43.33)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1995


21. NMT Special Trust Discount Series 21                         $ (6.92)                 VENDOR CHASE LOGO MAILINGS
                                                                 $ (8.46)                 VENDOR VARIOUS EXPENSES
                                                                $ (16.56)                 VENDOR
                                                                $ (36.62)                 VENDOR TRUSTEE EXPENSES
                                                                $ (61.76)                 POSTAGE FOR JULY 1995
                                                                $ (44.46)                 ENCLOSURE MAILINGS
                                                                $ (44.46)                 ENCLOSURE MAILINGS
                                                                $ (75.80)                 TERMINATION EXPENSES
                                                                 $ (3.48)                 ENCLOSURE MAILINGS
                                                                $ (24.44)                 VENDOR PRINTING CHARGES FOR JUNE
                                                                 $ (5.06)                 VENDOR PRINTING CHARGES FOR JUNE
                                                               $ (198.47)                 1995 ANNUAL REPORT CHARGES
                                                                $ (33.93)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1995
                                                                 $ (6.26)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1995
                                                                 $ (5.22)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1995

22. NMT Special Trust Discount Series 22                        $ (14.08)                 PTGE CHGS/2ND TERM NOTICE 12/9/96 MAILING
                                                                 $ (7.31)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (7.31)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (33.41)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (5.58)                 NMT CERT CHARGE 1/1/97 TO 1/10/97
                                                                $ (95.20)                 VENDOR  ANNUAL REPORT
                                                               $ (204.75)                 VENDOR ANNUAL REPORT
                                                                $ (14.08)                 PTGE CHGS/2ND TERM NOTICE 12/9/96 MAILING
23. NMT Special Trust Discount Series 23                         $ (0.52)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

24. NMT Special Trust Discount Series 24                         $ (9.33)                 VENDOR CHASE LOGO MAILINGS
                                                                $ (11.33)                 VENDOR VARIOUS EXPENSES
                                                                $ (16.56)                 VENDOR
                                                                $ (83.84)                 POSTAGE FOR JULY 1995
                                                                $ (49.53)                 VENDOR TRUSTEE EXPENSES
                                                                $ (52.55)                 ENCLOSURE MAILINGS
                                                                $ (52.55)                 ENCLOSURE MAILINGS
                                                                $ (88.45)                 TERMINATION EXPENSES
                                                                $ (27.54)                 VENDOR PRINTING CHARGES FOR JUNE
                                                                 $ (6.84)                 VENDOR PRINTING CHARGES FOR JUNE
                                                               $ (282.55)                 ANNUAL REPORT CHARGES
                                                                $ (44.01)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1995
                                                                 $ (6.26)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1995
                                                                 $ (8.35)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1995

25. NMT Special Trust Discount Series 25                        $ (86.65)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (8.87)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (9.40)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                               $ (147.52)                 VENDOR ANNUAL REPORT
                                                               $ (338.72)                 VENDOR ANNUAL REPORT
                                                                $ (16.20)                 POSTAGE CHARGES 2ND TERM NOTICE 10/11/96
                                                                                           MAILING
                                                               $ (374.25)                 FINAL TRUSTEE COMMISSION
                                                               $ (153.15)                 FINAL TRUSTEE COMMISSION
                                                               $ (204.11)                 FINAL TRUSTEE COMMISSION
                                                                $ 153.15                  FINAL TRUSTEE COMMISSION
                                                                $ 204.11                  FINAL TRUSTEE COMMISSION
                                                                $ 374.25                  FINAL TRUSTEE COMMISSION
                                                               $ (153.15)                 FINAL TRUSTEE COMMISSION
                                                               $ (204.11)                 FINAL TRUSTEE COMMISSION
                                                               $ (374.25)                 FINAL TRUSTEE COMMISSION

26. NMT Special Trust Discount Series 26                       $ (215.33)                 VENDOR ANNUAL REPORT
                                                                 $ (4.70)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (4.18)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (44.37)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (98.35)                 VENDOR ANNUAL REPORT

27. NMT Special Trust Discount Series 27                        $ (58.99)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (4.70)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (87.73)                 VENDOR ANNUAL REPORT
                                                               $ (218.35)                 VENDOR ANNUAL REPORT
                                                                 $ (3.65)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

28. NMT Special Trust Discount Series 28                         $ (1.04)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

29. NMT Special Trust Discount Series 29                         $ (2.61)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (0.52)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

30. NMT Special Trust Discount Series 30                       $ (223.89)                 VENDOR ANNUAL REPORT
                                                                $ (38.63)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                               $ (108.58)                 VENDOR ANNUAL REPORT
                                                                 $ (7.31)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (3.13)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

31. NMT Special Trust Discount Series 31                         $ (1.04)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (1.04)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

32. NMT Special Trust Discount Series 32                         $ (0.52)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (0.52)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

33. NMT Special Trust Discount Series 33                        $ (14.29)                 VENDOR
                                                                $ (37.08)                 VENDOR TELPHONE
                                                                                          IEA TELEPHONE CHARGES MARCH/APRIL 98
                                                                $ (13.64)                 VENDOR
                                                                $ (15.69)                 VENDOR POSTAGE/ENV/PRESORT APRIL 98
                                                                $ (54.79)                 VENDOR ANNUAL REPORT
                                                               $ (163.52)                 VENDOR ANNUAL REPORT
                                                                $ (47.04)                 PST CHARGES MISC MAILINGS 5/98
                                                                $ (38.48)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1997
                                                                 $ (6.73)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1997
                                                                 $ (6.25)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1997
                                                                $ (13.13)                 VENDOR LABELS/ENV'S/FORMS FEB/MAR/APR 98
                                                                 $ (7.79)                 VENDOR
                                                                 $ (5.19)                 VENDOR MISC FORMS MARCH 98
                                                                $ (11.40)                 VENDOR CHECK/STATEMENT CHARGES APRIL 98
                                                                 $ (8.32)                 PST 2ND TERM NOTICE 7/98
                                                                $ (45.64)                 XFER OF FUNDS PRINTING CHARGES TERM ENC
                                                                $ (71.87)                 PRINTING/TERM CHARGES CKS/FORMS
                                                                $ (24.10)                 VENDOR 1099 CHARGES/CK STATEMENT CHARGES
                                                               $ (282.96)                 VENDOR ANNUAL REPORTS
                                                                $ (70.74)                 VENDOR ANNUAL REPORTS
                                                                $ (45.04)                 VENDOR ANNUAL REPORTS

34. NMT Special Trust Discount Series 34                        $ (19.49)                 VENDOR
                                                                $ (20.46)                 VENDOR
                                                                 $ (7.83)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (43.85)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (3.65)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (20.46)                 VENDOR
                                                                $ (21.43)                 VENDOR
                                                                $ (92.06)                 VENDOR ANNUAL REPORT
                                                               $ (209.79)                 VENDOR ANNUAL REPORT
                                                                $ (21.43)                 VENDOR
                                                                $ (18.51)                 VENDOR
                                                                $ (19.49)                 VENDOR
                                                                $ (21.43)                 VENDOR
                                                                $ (18.51)                 VENDOR
                                                                $ (22.41)                 VENDOR
                                                                $ (20.46)                 VENDOR
                                                                $ (20.46)                 VENDOR
                                                                $ (21.43)                 VENDOR

35. NMT Special Trust Discount Series 35                         $ (8.32)                 ENCLOSURE MAILING FROM 3/13/97 TO 3/18/97
                                                                $ (29.64)                 PRINTING CHARGES TERM ENCLOSURE
                                                                $ (11.70)                 VENDOR CHECK CHARGES/JAN 97
                                                               $ (240.01)                 VENDOR ANNUAL REPORT
                                                                $ (43.16)                 ENC MAILING FRM 2/26/97 TO 3/25/97
                                                                 $ (4.96)                 ENC MAILING FRM 2/26/97 -3/25/97
                                                                $ (38.06)                 VENDOR POSTAGE/ENV CHARGES - TAX REPORTIN
                                                                $ (44.73)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1997
                                                                $ (12.03)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1997
                                                                 $ (5.87)                 VENDOR ANNUAL REPORT
                                                                $ (93.79)                 VENDOR ANNUAL REPORT
                                                                $ (15.00)                 SPONSOR FEES 1/1/97
                                                                $ (14.99)                 VENDOR  1099 TAX FORMS
                                                                $ (55.33)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (11.48)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (15.14)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                $ (57.46)                 2ND TERM MAIL   POST CHG
                                                                 $ (4.82)                 VENDOR POSTAGE CHARGE MISC FORMS JAN/APRI
                                                                 $ (9.70)                 VENDOR MISC FORMS JAN/APRIL 97
                                                                $ (68.16)                 MISC POSTAGE JAN THRU APRIL 1997
                                                                 $ (4.61)                 VENDOR  MISC FORMS/CHECKS OCT THRU DEC 96
                                                                 $ (4.96)                 VENDOR PRESORT CHARGES SEPT - DEC 96
                                                                 $ (5.58)                 NMT CERT CHARGE 1/1/97 TO 1/10/97
                                                                $ (91.27)                 VENDOR ANNUAL REPORT

36. NMT Special Trust Discount Series 36                       $ (204.25)                 VENDOR ANNUAL REPORT
                                                                $ (42.80)                 VENDOR PRU PRUDENTIAL ANNUAL RPT
                                                                                           MAILING 1996
                                                                $ (82.22)                 VENDOR ANNUAL REPORT
                                                                 $ (8.87)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (9.40)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

37. NMT Special Trust Discount Series 37                        $ (65.70)                 VENDOR ANNUAL REPORT
                                                               $ (181.58)                 VENDOR ANNUAL REPORT
                                                                $ (43.33)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (7.31)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (9.40)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

38. NMT Special Trust Discount Series 38                         $ (6.50)                 VENDOR
                                                                 $ (6.17)                 VENDOR
                                                                $ (30.18)                 Information not available
                                                                $ (16.54)                 VENDOR MARCH 98 POSTAGE/PRESORT
                                                                 $ (7.31)                 VENDOR CHECK CHARGES MARCH 98
                                                                 $ (9.60)                 PST CHG 2ND TERM MAILING JUNE 98
                                                                 $ (5.29)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1997
                                                                 $ (6.25)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1997
                                                                $ (53.87)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1997
                                                                $ (55.05)                 TERM ENCLOSURES 4/98 ADP
                                                                $ (63.36)                 POSTAGE/MISC MAILINGS 4/98
                                                                 $ (6.81)                 VENDOR MISC FORMS MARCH 98
                                                                 $ (1.95)                 VENDOR
                                                                $ (67.51)                 VENDOR ANNUAL REPORT
                                                                $ (96.94)                 PRINTING CHARGES TERMINATION ENCLOSURES
                                                               $ (201.14)                 VENDOR ANNUAL REPORT
                                                                 $ (7.14)                 VENDOR
                                                                $ (71.87)                 PRINTING/TERM CHARGES CKS/FORMS
                                                                $ (31.71)                 VENDOR 1099 CHARGES/CK STATEMENT CHARGES
                                                                $ (82.98)                 VENDOR ANNUAL REPORTS
                                                               $ (331.92)                 VENDOR ANNUAL REPORTS
                                                                $ (56.73)                 VENDOR ANNUAL REPORTS

39. NMT Special Trust Discount Series 39                          $ 5.12                  PTGE CHGS/2ND TERM NOTICE 12/9/96 MAILING
                                                                $ (36.48)                  MISC POSTAGE CHARGES OCT 96
                                                                 $ (5.12)                 PTGE CHGS/2ND TERM NOTICE 12/9/96 MAILING
                                                                 $ (8.35)                 VENDOR PRU PRUDENTIAL ANNUAL RPT
                                                                                           MAILING 1996
                                                                $ (52.72)                 VENDOR ANNUAL REPORT
                                                               $ (166.98)                 VENDOR ANNUAL REPORT
                                                                 $ (5.12)                 PTGE CHGS/2ND TERM NOTICE 12/9/96 MAILING
                                                                $ (48.55)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (4.70)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

40. NMT Special Trust Discount Series 40                        $ (14.29)                 VENDOR
                                                                $ (20.43)                 VENDOR MISC PRINTING/POSTAGE/FORMS CHARGE
                                                                $ (30.67)                 VENDOR POSTAGE/STATIONERY 1999 1099'S SUB
                                                                $ (14.52)                 VENDOR POSTAGE/QUAL ASSUR/PRT/PRESORT
                                                                $ (64.60)                 PRINTING CHARGES ENCLOSURES JULY 2000
                                                               $ (198.00)                 PRINTING / TERM ENCLOSURE DEC 2000
                                                               $ (181.59)                 SPONSOR FEE FOR 12/31/2000
                                                               $ (159.60)                 VENDOR ANNUAL REPORTS
                                                                $ (37.80)                 VENDOR ANNUALREPORTS
                                                                 $ (5.28)                 PST DEC 2000 MISC MAIL
                                                                 $ (4.92)                 VENDOR
                                                                 $ (6.88)                 VENDOR

41. NMT Special Trust Discount Series 41                        $ (19.49)                 VENDOR
                                                                $ (23.62)                 VENDOR 1099 CHARGES/CK STATEMENT CHARGES
                                                               $ (162.38)                 VENDOR
                                                               $ (102.90)                 Information not available
                                                                $ (29.33)                 Infornmation not availale
                                                                $ (22.34)                 Information not available
                                                                 $ (7.14)                 VENDOR
                                                                $ (54.13)                 VENDOR
                                                                $ (23.83)                 VENDOR POSTAGE CHARGES OCT 98
                                                                $ (21.38)                 VENDOR POSTAGE/ENV CHARGES NOV 98
                                                                $ (40.96)                 PST/MISC MAILINGS 12/98
                                                                $ (72.36)                 VENDOR ANNUAL REPORTS
                                                               $ (289.44)                 VENDOR ANNUAL REPORTS
                                                                 $ (4.95)                 MAY 99 POSTAGE 2ND TERM MAILING
                                                                $ (38.79)                 ANNUAL REPORT MAILINGS ADP 1998
                                                                 $ (4.31)                 VENDOR ANNUAL REPORTS

42. NMT Special Trust Discount Series 42                        $ (65.70)                 VENDOR ANNUAL REPORT
                                                               $ (192.66)                 VENDOR ANNUAL REPORT
                                                                $ (55.85)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (5.74)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996
                                                                 $ (7.83)                 VENDOR PRUDENTIAL ANNUAL RPT MAILING 1996

43. NMT Special Trust Discount Series 43                        $ (19.49)                 VENDOR
                                                                 $ (0.97)                 VENDOR
                                                                $ (31.90)                 VENDOR POSTAGE/QUAL ASSUR/PRT/PRESORT/ENV
                                                                $ (15.59)                 VENDOR
                                                               $ (689.31)                 SPONSOR FEE TO 12/31/99
                                                                $ (20.23)                 VENDOR MISC PRINTING CHARGES OCT/DEC 1999
                                                                $ (48.96)                 VENDOR RRD ANNUAL REPORTS
                                                                $ (29.52)                 VENDOR ANNUAL REPORTS
                                                               $ (196.56)                 VENDOR ANNUAL REPORTS
                                                                 $ (7.38)                 VENDOR ANNUAL REPORTS
                                                                $ (49.14)                 VENDOR ANNUAL REPORTS
                                                                $ (12.24)                 VENDOR ANNUAL REPORTS
                                                                $ (18.51)                 VENDOR  Annual Reports
                                                                 $ (1.99)                 VENDOR  Annual Reports
                                                                 $ (2.79)                 VENDOR Annual Reports
                                                                $ (24.27)                 VENDOR  Annual Reports
                                                                 $ (2.61)                 VENDOR  Annual Reports
                                                                 $ (3.65)                 VENDOR Annual Reports
                                                                $ (42.64)                 VENDOR POSTAGE/STATIONERY 1999 1099'S SUB
                                                                $ (45.54)                 PST MISC MAILINGS FEB. MARCH APRIL 2000
                                                               $ (140.72)                 PRINTING CHARGES AUGUST 00 ADP
                                                                 $ (7.92)                 PST MISC MAILINGS MAY & JUNE 2000
                                                                $ (78.80)                 SPONSOR FEE FOR 12/31/2000
                                                                $ (43.56)                 VENDOR  ANNUAL REPORTS
                                                               $ (183.92)                 VENDOR  ANNUAL REPORTS
                                                                $ (36.90)                 VENDOR
                                                                 $ (5.90)                 VENDOR
                                                                 $ (4.92)                 VENDOR



          (iv) Total  expenses  (sum  of  lines  (i)-(iii)  above):

                Please  22(a)(iii) above.

     (b)  How were those expenses allocated?

     The expenses were allocated pro rata based on share ownership.

     (c)  Who paid those expenses?

     The trustee paid the expenses on behalf of the fund. Upon termination of the fund, the trustee estimated remaining expenses in connection with the liquidation of the Trust and any final Trust expenses (e.g. expenses related to the mailing of the final reports, final tax reporting, and compliance). To the extent the actual expenses were less than the estimated amount retained and the cost of distributing such expenses would exceed the amount of assets available, such excess amounts escheat to the state.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [X] Yes [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: 811-2568; June 1, 2004.

V.    Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

       [ ] Yes [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes [X] No

      If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- __________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


     The undersigned states that (i) it has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Prudential Unit Trust National Municipal Trust Discount Series, (ii) it is the Depositor of Prudential Unit Trust National Municipal Trust Discount Series, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of its knowledge, information, and belief.


                                      Prudential Equity Group, LLC

                                      By: /s/ Kenneth Tanji
                                      Name:   Kenneth Tanji
                                      Title:  Senior Vice President